

October 12, 2010

Daniel Cohen
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **Filed May 14, 2010 and August 13, 2010**
> **File No. 000-50306**

Dear Mr. Cohen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrea I. Weinstein, Esq.
    Schonfeld & Weinstein, LLP
    Via facsimile to (212) 480-0717